Biofrontera

Experts in dermatology

Code of Conduct

Document: POL-001 Effective: 20Jun2017	Revision: 001 Page 1 of 9

Table of Contents

A Message from Our CCO Commitment to Integrity

Behavioral Expectations

We Are Responsible and Stay Within the Letter and Spirit of the Law

We Use Common Sense and Ask Questions

We Abide by Our Code

Our Managers and Officers Have Additional Responsibilities

Commitment to Patients, Customers and Partners

We Do Not Permit Bribery or Improper Business Entertainment or Gifts

We Conduct Ethical Research

We Are Responsible for Patient Safety

We Interact with Healthcare Professionals in a Professional and Ethical Manner

We Interact with Patients and Patient Organizations in a Professional and Ethical Manner

We Interact with Payers in a Professional and Ethical Manner

We Safeguard Confidential Information

We Do Not Trade Securities Based on Inside Information

We Deal Fairly

We Respect Laws Governing Global Trade

Commitment to Our Colleagues

We Treat Others Fairly and Respectfully

We Are Committed to a Safe and Healthy Workplace

Commitment to Biofrontera and Its Investors

We Avoid Conflicts of Interest

We Maintain Accurate Books and Financial Records

We Respond to Media Inquiries Responsibly

We Use Social Media Wisely

We Protect and Properly Use Biofrontera Assets

Raising Concerns and Reporting Issues

We Proactively Seek Guidance

Violations of the Code, Policies or the Law

We Are Responsible for Reporting Violations Compliance Hotline

We Respond to Concerns and Issues We Do Not Tolerate Retaliation

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Code of Conduct

Commitment to Integrity

Our Code of Conduct (Code) reflects our commitment to ethical business practices in our daily interactions. Individually, and as members of the Biofrontera, Inc. (Biofrontera) team, each of us is responsible for acting with integrity. Our reputation for ethical and compliant behavior is a corporate asset that each of us has a duty to safeguard and strengthen as we preserve the trust and confidence of patients and physicians, our customers, business partners, investors, governmental authorities and other stakeholders.

This Code is not meant to describe every situation you may face, but rather it sets forth the standards that all of us are expected to meet, and the values and principles that underlie these standards. Biofrontera has more specific policies, procedures and information on these topics that you should familiarize yourself with and refer to when needed. Also, when in doubt, you should seek guidance from your manager or the Chief Compliance Officer.

Behavioral Expectations

We are responsible to stay well within the letter and spirit of the law. Ethical and compliant behavior strengthens the company and ensures our continued success. Biofrontera is committed to conducting its business ethically and in compliance with all applicable laws, regulations, guidelines, industry codes and internal policies. The standards in this Code should be viewed as the minimum standards that Biofrontera expects from its officers and employees in the conduct of Biofrontera’s business.

We use common sense and ask questions. Each of us is expected to be proactive in exercising our commitment to ethics and compliance in a way that will merit the continued trust and confidence of all of our stakeholders. As each of us performs our daily business activities, it is important that we use common sense and good judgment to guide us in determining appropriate behavior. The mere fact that a potential action is technically legal does not mean it is necessarily appropriate. However, if we are unsure, we should seek guidance by consulting with our manager or other senior leadership. At Biofrontera, we ask questions… we don’t guess.

In all situations, consider the consequences to Biofrontera and yourself. When presented with a difficult ethical choice, ask yourself these questions before making a decision:

●     Would my actions conform to the spirit, as well as the letter, of the law?

●    Would my actions reflect well on me and Biofrontera?

●    Would I feel comfortable if my actions were reported as headline news?

If the answer is “I’m not sure”… we ask before acting.

And, if the answer is “NO”… we don’t act.

We abide by our Code. This Code applies to all employees, officers and directors of Biofrontera. We also expect our business partners who represent Biofrontera or act on our behalf, such as agents, consultants, distributors and independent contractors, to abide by values that are consistent with this Code.

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Our officers and managers have additional responsibilities. Our officers and managers serve as role models for high ethical standards and create a culture of honesty and respect. We expect our leadership to be a resource for employees and create an environment where employees are comfortable raising concerns. We expect officers and managers to reinforce the importance of appropriate conduct with employees and to take reasonable actions to detect and prevent misconduct.

Commitment to Patients, Customers and Partners

We do not permit bribery or improper business entertainment or gifts. Biofrontera’s policy against bribery is clear—we never make or accept bribes or kickbacks. A bribe is something of value that is offered or given to improperly influence a decision. Bribes often consist of money, but they could also consist of gifts, trips, entertainment, charitable donations, favors or jobs. We do not offer or give anything of value to win business, to influence a business or prescribing decision or to advance our interests with government authorities, regardless of local custom. Likewise, we do not accept gifts, hospitality or anything of value from a third party that is offered with an expectation that a business advantage will be provided by Biofrontera in return.

In particular, our interactions with healthcare professionals (HCPs), government entities, government employees and other related entities must be legitimate and never involve an attempt to obtain an improper advantage or to improperly influence or encourage a Biofrontera product decision by them.

We conduct ethical clinical research. When engaging in clinical study activities, we expect investigators and other colleagues to protect the rights, safety and privacy of all study subjects, as well as the integrity of trial data. In addition, we will transparently report clinical trial results and findings accurately, fairly, completely and in a timely manner, in accordance with applicable laws, regulations and industry standards.

Biofrontera complies with applicable laws, regulations and international Quality standards, including:

●    Good Clinical Practice

●    Good Laboratory Practice

●    Good Manufacturing Practice

●    Good Pharmacovigilance Practice

●    Good Distribution Practice

We are responsible for patient safety. At Biofrontera, there is no higher priority than patient safety. Each of us, including our business partners, is responsible for promptly reporting any adverse events or safety information as well as any product complaint to the Drug Safety Department. To make a report, we may contact Drug Safety at:

●    Phone: 1-844-829-7434

●    Email: drugsafety@biofrontera.com

●    Fax: 781-245-1328

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We interact with healthcare professionals in a professional and ethical manner. We are committed to respecting the independence of HCPs, avoiding inducements in any form and following the guidelines that govern interactions and relationships with HCPs. Our interactions with HCPs are intended to benefit patients and to enhance the practice of medicine. Interactions are focused on informing HCPs about the benefits and risks of products, providing scientific and educational information, supporting medical research and education, obtaining market research and obtaining feedback and expert advice about our scientific and medical activities or our products through consultation with medical experts. We provide truthful and fair balanced scientific and educational information to HCPs in accordance with applicable laws, regulations and Biofrontera policies.

In our marketplace, the laws and standards of many states must also be considered when interacting with HCPs. Interactions that include hospitality, educational items, congress attendance, travel or payments for services are commonly governed by state laws or industry codes. When in doubt, we consult the appropriate internal resource if we are unsure whether a planned business activity with a HCP is appropriate. It is expected that our employees understand and comply with applicable laws and standards. If you have any questions regarding specific rules or regulations, to ask for guidance from your manager or the Chief Compliance Officer.

Many HCPs are employed by government-owned or controlled institutions. HCPs who work for government institutions are considered government employees. Additionally, private persons acting for the government are considered government employees. Employment of HCPs or others includes part- time arrangements. Particular care should be taken when providing anything of value to or engaging government employees or organizations for services.

We interact with patients and patient organizations in a professional and ethical manner. We are committed to working with patient organizations to facilitate educational and support services for patients, and we award Educational Grants or Sponsorships to benefit the mission of patient organizations. Our relationships with patient organizations are structured in a manner that ensures the independence of these organizations and supports the organization’s mission.

Where allowed by law and industry codes (e.g. PhRMA in the United States), Biofrontera may provide appropriately reviewed and approved information directly to the public (e.g. print or digital materials) that:

●    Motivates patients to contact their HCP and engage in a dialogue about health concerns; and

●    Educates patients about disease states, and/or approved treatment options, including Biofrontera products.

We interact with payers in a professional and ethical manner. Biofrontera’s commitment to the availability of innovative, life-changing products doesn’t stop with our research and development efforts. We are committed to providing payers with the necessary clinical and other evidence needed for them to make timely formulary, pricing and reimbursement determinations.

We safeguard confidential information and protect individual privacy. In the course of its ordinary business activities, Biofrontera collects personal data information on Biofrontera employees, HCPs, patients, business partners and other individuals. We respect and safeguard the private information and intellectual property entrusted to us, using it only for legitimate business purposes and in accordance with all applicable laws and governing contracts. No one should ever be surprised at the information Biofrontera possesses about them or how that information is used.

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We are all also responsible for protecting Biofrontera’s confidential information and the confidential information of third parties with which we do business. We do not disclose any confidential information without a valid business purpose and proper authorization by the Chief Compliance Officer. Our obligations in this respect continue even if our employment or other relationship with Biofrontera ends.

We do not trade securities based on inside information. There are very strict rules that prevent the use of non-public information to trade in the securities (i.e. stock) of publicly traded companies. Thus, no one with material, non-public information should use, rely or pass on that information. If we have any question about whether information we possess is material and non-public, we seek guidance from the Chief Compliance Officer.

We deal fairly. We endeavor to deal fairly with our customers, suppliers, competitors and employees. We should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair dealing. Applicable antitrust laws specifically prohibit us from colluding with a competitor. When interacting with a competitor, questions about whether our actions are proper and in compliance with the law should be directed to the Chief Compliance Officer.

We Respect Laws Governing Global Trade. When conducting business transactions across borders, we comply with all applicable import and export and trade embargo laws and regulations restricting the movement of products, information and financial assets.

Commitment to Our Colleagues

We treat others fairly and respectfully. We foster a respectful work environment free from any form of discrimination, harassment or intimidation. We provide equal opportunity in all aspects of employment. We do not tolerate discrimination, harassment, violence or threatening behavior of any kind. We treat everyone—fellow employees, customers, business partners and other stakeholders—with dignity and respect. Of course, our behavior beyond the workplace also reflects on the organization and may have an impact on our ability to be an effective colleague.

We are committed to a safe and healthy workplace. We are committed to providing a clean, safe, healthy, secure and drug-free workplace. Our employees are responsible for maintaining a safe and healthy workplace by following safety and health rules and practices and by reporting accidents, injuries and unsafe conditions, procedures or behaviors.

We do not permit the use, possession or sale of any illegal substance at Biofrontera or when representing Biofrontera in any capacity or conducting Biofrontera business. We do not bring weapons onto Biofrontera premises or to a Biofrontera-sponsored event. We do not possess or consume alcohol on company premises except at authorized Biofrontera events.

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Commitment to Biofrontera and Its Investors

We avoid conflicts of interest. We have a responsibility to make sound business decisions strictly on the basis of Biofrontera’s best interests without regard to our personal interests. A conflict of interest can occur when our personal activities, investments or associations compromise our judgment or ability to act in the best interest of Biofrontera.

We proactively disclose relationships, associations or activities that may create actual, potential or perceived conflicts of interest to Legal and HR as soon as we become aware of any potential for a conflict. While working at Biofrontera, we do not accept any employment outside of Biofrontera without prior approval from management.

We may not take for ourselves opportunities that are discovered through the use of Biofrontera property, information or position. We will not use Biofrontera property, information or position for personal gain, or to compete with Biofrontera in any manner. We owe Biofrontera a duty to advance its legitimate business interests when business opportunities arise.

We maintain accurate and complete business and financial records. We create and maintain books, records and financial statements that are honest, accurate, objective, complete and timely in order to ensure that we make sound business decisions, truthfully reflect our business to potential or actual investors and adhere to applicable legal requirements and generally accepted accounting practices.

We maintain and report to applicable governmental agencies, as and when required by law or code, relevant details regarding any payments and other compensation (e.g., honoraria, hospitality, educational items, meals) that are provided to HCPs/Healthcare Organizations or other entities that are subject to reporting requirements.

We respond to media inquiries responsibly. To ensure honest, professional and legally compliant responses to requests for information, we authorize a limited number of employees to communicate to the press and members of the financial community about Biofrontera. Authorized individuals are the Chief Compliance Officer or designee(s).

We use social media wisely. We use social media appropriately and responsibly. We will not post information about any Biofrontera product, service or other Biofrontera business activity unless authorized to do so by the Chief Compliance Officer or designee(s). We do not disclose confidential Biofrontera information or the confidential information of our customers, patients, suppliers, business partners or other employees. Only those authorized may speak for Biofrontera, including through social media channels.

We protect and properly use Biofrontera assets. We are good stewards of Biofrontera’s assets, whether in managing budgets or protecting Biofrontera’s intellectual and other property. Theft, carelessness and waste have a direct impact on our profitability. We use Biofrontera assets for legitimate business purposes, and in particular, will use Biofrontera’s information systems assets in a responsible manner. We do not use Biofrontera equipment or systems to create, store or send content that is illegal or unprofessional.

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Raising Concerns and Reporting Issues

We proactively seek guidance. Every employee is expected to follow the Code and other Biofrontera policies. We encourage one another to proactively ask questions, seek guidance and report suspected or known violations of the Code, policies and laws. When we have a question, we seek guidance from our managers or the Chief Compliance Officer. If the question is related to our manager, or if we do not believe the manager has answered our question effectively, we may direct the question to the Chief Compliance Officer either directly or via the Compliance Hotline.

Violations of the Code, Biofrontera Policies or the Law. Anyone who violates the law, our Code or other Biofrontera policies may be disciplined, including termination of employment and/or his or her business relationship with Biofrontera, in accordance with local legal requirements. Certain violations of this Code may be violations of the law, which may result in civil or criminal penalties, and Biofrontera will cooperate fully with the appropriate authorities in these situations.

We are responsible for reporting violations. If we witness—or suspect—a violation of our Code, Biofrontera policies or the law, we are each responsible for promptly reporting it to our manager, the Chief Compliance Officer or via our Compliance Hotline.

Compliance Hotline. Biofrontera has established a confidential outside resource made available to you 24 hours a day, 7 days a week to report concerns and potential violations of the Code, our policies and regulations. Calls to the Compliance Hotline may be made confidentially and anonymously. To make a good-faith report, we may do any of the following:

●	Speak directly with our manager or the Chief Compliance Officer
●	Contact the Compliance Hotline (anonymously or not) on 1-844-490-0002 or online at www.lighthouse-services.com/biofrontera

We respond to concerns and issues. Biofrontera is committed to investigating and responding to reported concerns and issues in a timely and appropriate manner.

We do not tolerate retaliation. Biofrontera takes its non-retaliatory culture very seriously and will not allow anyone to take adverse action, threaten, intimidate or retaliate if one of us reports a violation or suspected violation in good faith, or cooperates in an investigation. Biofrontera considers retaliation itself a violation of this Code and will respond accordingly.

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CODE OF CONDUCT CERTIFICATION

I certify that I have received, read, understood, and will abide by the Code of Conduct as it applies to my work responsibilities. I understand that, if I am unclear or have questions about Biofrontera’s Code of Conduct or other policies, I am responsible for seeking guidance from my manager, other senior leadership or the Chief Compliance Officer.

I understand that I am required to report any potential violation(s) of laws or regulations, the Code of Conduct, or Biofrontera’s policies or procedures to my manager, the Chief Compliance Officer or through the Biofrontera Compliance Hotline.

I understand that Biofrontera does not tolerate retaliation against anyone for making a good faith report of a possible violation.

I understand that if I violate any law or regulation, the Code of Conduct, or Biofrontera’s policies or procedures, I may be subject to disciplinary action, up to and including termination of employment.

Print Name:

Signature:

Date:

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